Filed by ProLogis Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

PROLOGIS
Moderator: Melissa Marsden
April 20, 2011
10:00 a.m. ET

Operator:	Good morning, my name is Amanda, and I will be your conference facilitator today. I would like to welcome everyone to ProLogis first quarter 2011 earnings call.

Today’s call is being recorded. All lines are currently in a listen-only mode as to prevent any background noise. After the speaker’s presentation, there will be a question-and-answer session. If you wish to ask a question during the session, simply press star one on your telephone keypad. The questions will be taken in the order in which they are received. Also please limit yourself to one question at a time.

At this time, I’d like to turn the conference over to Ms. Melissa Marsden, Managing Director of Investor Relations and Corporate Communications with ProLogis. Please go ahead ma’am.

Melissa Marsden:	Thank you Amanda. Good morning everyone, and welcome to our first quarter 2011 conference call. By now you should all have received an e-mail with a link to our supplemental, but if not, it is available on our Web site at www.prologis.com under Investor Relations.

This morning we’ll hear from Walt Rakowich, CEO, to comment on the market environment and then Bill Sullivan, CFO, will cover results and guidance. Additionally, we are joined today by Gary Anderson, Global Head of Operations and Fund Management and Mike Curless, Managing Director of Global Investments.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

This conference call will contain forward-looking statements under Federal Securities laws. These statements are based on current expectations, estimates, and projections about the market and the industry in which ProLogis operates, as well as management’s beliefs and assumptions.

Forward-looking statements are not guarantees of performance and actual operating results may be affected by a variety of factors. For a list of those factors, please refer to the forward-looking statement notice in our SEC filings. I’d also like to add that our first quarter results press release and supplemental do contain financial measures such as FFO and EBITDA that are non-GAAP measures and in accordance with Reg G, we have provided reconciliation to those measures.

Our prepared remarks today be will shorter than typical, and we intend to leave about the same amount of time for Q&A but, unfortunately, we do need to end today’s call a few minutes before the hour. And as we’ve done in the past, to give a broader range of investors and analysts the opportunity to ask their questions, we’re going to ask you to please limit your questions to one at a time.

Before I turn the call over to Walt, I’d like to add that this will mark my 50th and, pending the closing of the merger, my final conference call for ProLogis. On behalf of Robbin and Rosie, the entire Investor Relations team of ProLogis, I would like to say it has been a pleasure working with you over the years and we appreciate your support. Walt?

Walt Rakowich:	Thanks Melissa, and good morning everyone. It’s been an eventful quarter with global events and merger-related activity. So let me comment first on our markets and then Bill will comment further on the earnings and the pending merger with AMB.

Overall, the steady recovery in industrial real estate continues. And while issues such as sovereign debt concerns, rising energy costs, military actions and the devastating earthquake in Japan contributed to some deferrals of customer leasing and development decisions, we remain encouraged by the continued firming of market fundamentals that we’re seeing.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

In general, the key supply/demand indicators we’ve been talking about for the past few quarters are still at play. Globally, we’re not seeing a meaningful increase in speculative development and don’t expect to see much for the foreseeable future. In the top North American markets we track, completions were 2.1 million square feet in the first quarter. Gross absorption in our North American markets was over 21 million square feet, compared to 17 million square feet in the fourth quarter of 2010 — marking the fourth consecutive quarter of positive absorption. And we are seeing the same trend in our international markets as well. In addition, utilization within our facilities remains high. So we believe these indicators support the case for longer-term occupancy gains and rental rate growth as the economic recovery progresses.

As for our operating portfolio, our overall lease percentage was down 30 basis points from Q4 and quarterly leasing activity was lower relative to our Q1 leasing last year. However, let me just add a little bit of color to the numbers. First, almost every year, our occupancies fall a bit in Q1 due to the seasonal nature of the business. Second, our pool of properties is much smaller than last year due to the sale of direct owned and fund assets in Q4. In addition, fund expirations were at a much lower level this year than last due to early renewals. So these factors account for an overall lower level of leasing activity on a year-over-year basis for Q1. Lastly, we picked up an astonishing 108 basis points in the fourth quarter of 2010, which is an unusually large increase in any one quarter. I think it’s important perhaps more important to focus on the overall leasing trend over Q3, which is still up 78 basis points.

As for rentals rates on turnovers in our same-store portfolio, the trend is also improving. Rental rates declined 9.2% in the first quarter, an improvement over a decline of 10.5% in Q4 and an average quarterly decline of 11.8% last year.

On the capital deployment fund, our plan continues to be limited from an acquisition perspective and more focused on the development of new, high-quality facilities where we can leverage off of our customer relationships and land positions to create value. For the quarter, we started approximately $100 million of new development which was 83% pre-leased. At today’s CAP

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

rates, we believe value creation for these starts is approximately $15 million. We continue to have a strong pipeline of proposals and pursuits, and at this point in time, we remain very comfortable with our stand alone guidance of $800 million to $1 billion in starts for the year although it may be more back-end loaded given the uncertainty and the timing of starts in Japan.

As we did last year we plan to continue to recycle our capital from older properties and secondary markets to fund our new development. For the quarter, we closed on the sale of the majority of Catellus retail and mixed-used assets. This transaction combined with smaller one off dispositions generated over $400 million of proceeds. Our goal here is to continue to actively improve our geographic diversification and enhance the quality and concentration of our core industrial portfolio.

Now let me spend a moment discussing the earthquake that hit Japan in March. As we all know, it was one of the largest earthquakes ever measured, and we’re thankful that all of our employees and customers working on our buildings were OK. Our Japan team has done an incredible job of insuring everyone’s safety and minimizing the impact on our customers and their operations. Let me tell you we are truly fortunate to have a great team of employees working for us in Japan.

Those of you who have followed us for some time may recall our presentation of ProLogis’s patented seismic isolation system at past investor days. As a result of this superior engineering and the overall quality of our facilities, with the help of our team, the majority of our customers were operational within 24 to 48 hours. This is truly remarkable.

In Sendai, the area that was hardest hit, our building suffered minor damage other than flooding. Total cost for clean up and cosmetic repairs to all of our buildings in Japan is expected to be approximately $7 million which was accrued for during the quarter. Now this is a very, very small amount when compared to our total invested capital of over $1.7 billion for all of our properties in Japan.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

Prior to this catastrophic event, the real estate market in Japan was already showing strength. Since then, inquiries for our facilities have significantly increased especially from companies in older, less structurally sound buildings. As a result we expect to see a substantial amount of new demand in a flight to quality by the second half of this year. This could have a positive impact on the amount of development we do in Japan later this year and into 2012.

As for our merger with AMB, we remain somewhat limited in what we can say except that our filings and integration remains on track. Bill will have a few more specifics in a moment.

Turning to PEPR, last week we announced the purchase of approximately 11 million ordinary units of PEPR from a large institutional investor. These additional shares brought ProLogis’ ownership interest in PEPR to approximately 39%. As a result of crossing the 33.3% ownership threshold, we are required to launch a mandatory tender offer to acquire any or all of the remaining outstanding units subject to the approval of the offer document by the Luxembourg regulator. As we stated in our release last week, we took this action for the benefit of all unitholders to provide them with liquidity at a strong value relative to where the shares had been trading in the last few years and relative to the NAV of the company. Let me reiterate that this is an “any” or “all” tender, meaning that we would be comfortable buying a portion or all of the remaining units, depending on unitholder interest.

In addition, we have no desire to sell our interest in PEPR and expect that value will continue to be created in the years ahead. Unfortunately, given that our offer documentation is still under review, there really is not much more I can say about our pending offer at this time.

Looking ahead, we continue to be optimistic about the recovery in the global industrial real estate market and the opportunities we believe will arise to leverage customer relationships and capture an increasing share of the global distribution facilities market. And we believe the merger reinforces this optimism with the resulting platform uniquely positioned to serve customers

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Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

with the facilities they need in the world’s major logistics market. It will truly be a powerful combination of people, properties, and relationships.

And now let me turn it over to Bill.

Bill Sullivan:	Thanks Walt. This morning I plan to cover the company’s first quarter results; our view on 2011 standalone guidance; and provide an update on the merger with AMB.

For the first quarter of 2011, we generated core FFO excluding gains and items that affect comparability of $74.4 million, or $0.13 per share. To arrive at the $0.13, we added back $12.9 million, or $0.02 per share of adjustments associated with three events. First, $6.9 million represented an accrual for the clean-up and repair costs resulting from the earthquake and tsunami in Japan. Second, $3.8 million represented costs incurred associated with our pending merger with AMB. And third, $2.2 million represents workforce reduction cost associated primarily with the sale of the Catellus assets.

While first quarter performance was very much in line with our internal expectations, on the fourth quarter conference call in February, we stated that we expected lower FFO per share in Q1 as a result of the loss of the Blackstone NOI, a partial quarter of the Catellus NOI, and the full effect of the increase share count following our fourth quarter equity raise.

There were four other factors contributing to the lower FFO, all of which were budgeted. First, we had lower property management and other fees due to recognition of higher level of reimbursements from the funds in Q4, as well as higher leasing fees associated with the strong Q4 leasing activity. Second, we had lower development management fees, which are recognized as earned and fluctuate by quarter based on development activity. Third, we had lower FFO from funds due to higher termination fees and other settlement payments in Q4, as well as the sale of a non-core joint venture in the fourth quarter. And finally, current income tax expense increased due to various tax benefits in our European operations that were recognized in Q4.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

As we move through 2011, we expect to see a modest increase in FFO each quarter principally as a result of: one, increased occupancy from existing signed leases and the completion and lease up of a number of properties currently under development. Two, reduced G&A. And three, increasing levels of capitalized interest as development activity ramps up. Based on these expectations, we remain comfortable with our standalone 2011 guidance range for core FFO of $0.62 to $0.66 per share.

Now let me update you on a couple of aspects of the merger. As many of you know, we filed the S-4 on March 11th and received comments back from the SEC in early April. We responded to these comments and are now waiting for further review from the SEC. Subject to additional comments, we anticipate a closing date in late May.

The merger integration activities are on target, and we remain confident that we will achieve the $80 million of G&A savings by the end of 2012, as well as ultimately realize a significant improvement in our overall cost of capital. We are all working very hard to ensure a smooth transition.

Assuming that we are able to close in late May, our reported results for the full year are going to be somewhat confusing, especially our second quarter results. This is due to the fact that ProLogis, as the accounting acquirer, will report results for the second quarter that will have two months of ProLogis standalone operations and one month of combined company operations. Unfortunately, it will be difficult to compare these numbers with ProLogis’ previously reported results. We will do our best to communicate as clearly as possible, and we intend to provide clear direction on second half expectations for the combined company during NAREIT week in June.

Before I turn it back to Walt, let me just add to Melissa’s comments. I think we all want to thank Melissa for an incredible effort over the past 10 or 11 years and as well as Robbin and Rosie. That team does a fabulous job.

And with that let me turn it over to Walt.

Walt Rakowich:	Thank you. Operator, we can open the discussion for questions.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

Operator:	Our question and answer session will be conducted electronically. If you would like to ask a question of our speakers, please press the star key followed by the digit one on your touch tone phone, telephone. Once again, please limit yourself to one question at a time. Again, that is star one to ask a question. We will pause for just a moment to assemble the roster.

Our first question comes from John Guinee from Stifel Nicolas. Your line is open.

John Guinee:	Melissa, by the way you did a great job, thanks a lot. Comparing page 7.2 to page 7.2, what you see is a sort of a jaw dropping decrease in GAAP and cash NOI quarter-over-quarter and annualized. It looks to me as if it may be as much as about $11 million a quarter and annualizing about $40 million with essentially the same portfolio. Can you walk through what’s going on?

Walt Rakowich:	John, did you say comparing 7.2 to 7.2? We ...

John Guinee:	Yeah, on components of NAV for PLD, components of the net asset value analysis pages 7.1 and 7.2. Essentially when you merged, if you look at your last quarter and this quarter, and what you’re doing is you changed how you did it but you merged the operating properties with the development properties ...

Walt Rakowich:	Right.

John Guinee:	... essentially when you look at them on an annualized NOI basis you go from $676 million as of the fourth quarter down to about $644 million of annualized NOI. So, you know a $32 million drop on essentially what’s the same portfolio about 168 million square feet.

Walt Rakowich:	Well I can — let me tell you first of all John we can — we need to get back to you on that because I don’t have a specific answer for that other than the fact that we obviously sold the Blackstone Portfolio in the fourth quarter, which would have resulted in a significant drop in our NOI, as well as funds VI through IX that were sold in the fourth quarter as well. We have to take a

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

look at you know the reconciliation so we’ll have Melissa get back to you on that.

Operator:	Your next question comes from the line of Michael Bilerman from Citi Group. Your line is now open.

Michael Bilerman:	Bill, you talked a little bit about FFO increasing throughout the year and you talked about occupancy, reducing G&A and higher cap interest. But maybe you can just get a little bit more granular with $0.13 cents in the first quarter and if you’ve reiterated your $0.62 to $0.66, we effectively need a quarterly average of like $0.16 to $0.18 in FFO, which is almost $20 to $30 million of incremental FFO a quarter.

And it just seems from the items that you listed that that would be a pretty big tilt to get to and so I don’t know if there is a certain comfort level probably more toward the low end of the range. And then what really, really gets you that amount of FFO as we move through the year.

Bill Sullivan:	Yeah, Michael, let me try to give you — I’m just grabbing some of my papers, but in essence we’re going to experience some decent reductions in G&A with some of the departure of Catellus personal, particularly Ted. Throughout the year there is a decent movement in terms of eliminating, ultimately the G&A associated with the continued management of the Blackstone portfolio et cetera. And so we’ve got a decent drop in G&A schedule for the rest of the year.

We have some tax benefits that will be generated in the rest of the year as well, more likely the third quarter and fourth quarter on that. Our occupancy gains from things that are under development have a decent pick up as the year progresses. Again assuming that we meet our development targets, we’ll probably have a $4 to $5 million increase in capitalized interest, which is a reduction of GAAP interest expense by the end of the year. Again that’ll be back-end loaded, but if you looked at the last couple of — at the last three quarters, looking at something on average obviously increasing throughout the year of $0.16 to $0.17 is not a bad estimate.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

Walt Rakowich:	Yeah, Michael, I think the other thing to look at would be look at last year. Look at the first quarter of last year where we did core FFO of I think $0.11 a share and we ended up the year obviously in the mid to high 50’s. So you know I think it was $0.57 last year, so the first quarter at 19% versus this year relatively you know pretty the same trend.

So I think Bill has pretty much articulated we made a number of sales in the fourth quarter, all of which have kicked in into the first quarter without regard to the development lease up, which we clearly know we will get throughout the end of the year. I think you should see an acceleration of the numbers.

Operator:	Your next question comes from Ki Bin Kim from Macquarie. Your line is now open.

Ki Bin Kim:	Thank you. Could you talk a little bit more about your longer term plans in Europe in light of what happened with PEPR in terms of long-term structure and how you plan to fund the additional share purchase in PEPR and does it have any impact on how you view PEPF II?

Walt Rakowich:	No, what I would say is that nothing really changed as it relates to the way that we are going to manage or continue to manage Europe at all. As it relates to the financing of this we have to step back and wait, cause we have, as I’ve mentioned, we are in the market at this point to acquire any, or all, and so a lot of it depends on what we do acquire, if anything. But clearly, we have ample capacity on our line of credit. And then Bill you may want to add to that, if you want.

Bill. Sullivan:	Yes, Ki Bin just look at it from a financing standpoint, we have over $1 billion available on our line of credit. Just to put things in perspective, we in anticipation, or in the case of an all relative to PEPR, we lined up a 500 million euro bridge facility. So we have ample and more than sufficient resources to finance it. Obviously, we’ve stated many times in the past, our focus is on deleveraging the company. So longer term you can be assured that we have no interest in financing whatever we increase our ownership in with PEPR with purely debt. And so we’ll take care of that post the tender process.

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

But again, at this point, you know there’s no certainty as to how much will get tendered if any.

Operator:	Your next question comes from the line of Ross Nussbaum from UBS. Your line is open.

Ross Nussbaum:	All right, thanks. Good morning everyone.

Walt Rakowich:	Hey Ross.

Ross Nussbaum:	I just wanted to focus in a little bit. It looks like as I look at the direct owned portfolio across the globe it was the U.S. assets that had the largest sequential decline. And it looks like a function of both the lower retention rate as well as a slowdown in leasing volume. If you had to ballpark that decline, how much was seasonal and how much was related to what we’ll call macro issues? Can you give us some indication as to how much was broke out between seasonal and unexpected macro?

Walt Rakowich:	Yes, well first of all Ross let me answer that question because first of all I want everybody on the phone to understand very clearly that the leasing should be compared with the first quarter of last year, first of all. You can never compare a first quarter with a fourth quarter, OK. Or I wouldn’t at least, second, third and fourth quarters are always more active than the first quarter.

So when you look at the first quarter of this year, versus the first quarter of last year, in the direct own portfolio the leasing volume was down somewhere in the order of magnitude of roughly 15%, OK. However, when you look at the sale of direct owned assets to Blackstone, those assets represented roughly 13% to 14% of the wholly owned pool, OK. So the leasing activity is not really down relative to last year. It has everything to do with the fact that the overall portfolio of properties was much less than they were last year, OK, first and foremost.

As you mentioned the funds, you know in addition the funds are down however keep in mind that we sold a number of fund properties as well last year in funds VI through IX. We did a number of early renewals in the third and fourth quarter of last year in our funds, which was great because it

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

reduced the overall exposure to assets that were turning. If you look at the retention ratios in the funds, the first quarter of last year was 76% and it’s 75% this year.

Yes, the retention ratio was lower, slightly lower if you will in the wholly owned pool. I think the retention ratio last year was about 71% and it’s something like 66%. But that’s not in my mind that’s not a material difference. And you’re going to see those fluctuations quarter to quarter.

Having said that the answer to the second part of your question, is it seasonal? Absolutely. Every year in the first quarter you have seasonal demand that basically you ramp up in the fourth quarter for people that are distributing over the holidays and the Christmas season. And then those deals go away. The majority of your leases expire on 12/31if you were to look at any one of the four quarters, the majority of them expire 12/31. So you’re going to naturally have that in addition to the short-term nature, you’re going to have more turns or I should say probably less retention, if you will, in that first quarter.

Its hard for us to put an exact number on it but I would tell you the seasonality of it, the increased early renewals that we had as well as the lower amount of wholly owned assets that we had as a result of the sale of Blackstone all pretty are the reasons why leasing activity was lower in the first quarter.

Operator:	Your next question comes from the line of Sloan Bohlen from Goldman Sachs. Your line is open.

Sloan Bohlen:	Hi. Good morning, everybody. Walt, to kind of stick with Ross’s question just a little bit. The retention ratio — I certainly understand the idea of overall volume being down but the retention ratio being at kind of 65% versus last year’s being closer to 72%. Was there a reason given for why either renewals weren’t there or were some of these concerns referenced in the release about sovereign debt issues and rising energy costs — were those the reasons why tenants were resigning leases?

PROLOGIS
Moderator: Melissa Marsden
04-20-11/10:00 a.m. ET
Confirmation # 53819903

Walt Rakowich:	You know its one — it’s really a good question. Its so hard to look at on a quarter-to-quarter basis. I tell you one thing, we do expect to see as the market gets better, we actually think our retention ratios may come down a little bit because people — in the difficult time frame for the most part people weren’t moving. That was the good news and the bad news. The bad news was they’re weren’t expanding. The good news was that they weren’t moving. I believe what we will see over the course of the next year or two is a slight decline in the overall retention ratios in this business.

And it’s simply because companies are expanding and sometimes you have that opportunity to fill that expansion and sometimes you don’t and as a result of that, the companies won’t renew. So we’ll have to see. I mean it’s really difficult to look at one quarter, and I would caution you not to look at just one quarter, and draw a conclusion. But I would make a macro statement that I believe overall retention ratios as the economy gets better will probably trend a little bit down from where they’ve been.

Operator:	Your next question comes from the line of Steven Frankel from Green Street. Your line is now open.

Steven Frankel:	Thank you. I just have a couple of questions related to the operating performance for the portfolio, if you exclude your completed developments. First of all, can you please provide the same store number for Q1 you used to call the adjusted portfolio on page 5.3. Secondly, it looks like the U.S. fund occupancy, which is the best proxy I think we have in here for your core portfolio, ex-development, fell by about a 100 BPs sequentially versus about 80 BPs for Europe. Is Europe starting to catch up or are there any other take-aways that you can provide to us just on how the core non-development portfolio has performed?

Walt Rakowich:	I guess I would say two things — and I don’t know Bill, if you want to answer the adjusted portfolio?

Bill Sullivan:	Well just— let me answer that one first, Steve. You know, fortunately or unfortunately, I mean we’ve said for a year now that going into 2011, we’re combining our completed development properties and our core portfolio and

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that’s the way we’re tracking the data. So we haven’t spent a lot of time looking at the separation of those two, and we’ve indicated strongly we’re not going to report separate measures. You know for all intents and purposes, our completed development portfolio was 80% leased at the end of the year.

And again I would say if you sort of want to try to, you know absent same store information, if you want to sort of look, the loin’s share of the vacancy in the old, completed development portfolio sits in Europe. So you can track Europe most specifically as it relates to, as a proxy for, the performance of the completed development portfolio versus the core portfolio.

Walt Rakowich:	And Steve, I would say to your second question, where we’ve really begun to see a real pick up in Europe, which is a bright spot, is in central Europe. One of the things we’ve been saying is that the market there is fairly thin and while it had been really, over the course of the last couple of years, I think hit particularly hard. One of the things that we’ve seen is its rocketed back very quickly. It really doesn’t take but a couple million square feet of deals there to really move the numbers. And I said it — if I were to look at any region in Europe, that is the region we’re most excited about in terms of the turn around right now. That has been driving our numbers overall in terms of our overall occupancy — not just the occupancies in the first quarter but what our expectations are for the rest of the year. So anyway, I’d say that’s the bright spot.

The difficulties in Europe continue to be Spain, Italy and the...

Bill Sullivan:	The Benelux

Walt Rakowich:	...and the Benelux — are probably softer regions within Europe.

Operator:	Your next question comes from the line of Jamie Feldman from Bank of America and Merrill Lynch. Your line is now open.

Jamie Feldman:	Great. Thank you. I guess just starting out, I also want to thank Melissa and team for their help over the last 10 years. I know the sell side and investor community certainly will miss you guys. So thank you.

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Moving on to the business, I guess the key question I have is when you compare — I guess first you know the commentary Walt, you made comments in the press release over being a little bit more cautious on kind of the macro concerns. Can you talk about you know what regions maybe you’re seeing that more than others and then within the U.S. — kind of coastal versus non-coastal.

And then also when you compare your press release versus AMB’s, their’s was noticeably more bullish without the same tone of caution. So I’m just trying to see if maybe you can kind of make sense of that for us?

Walt Rakowich:	See that means we’re not comparing notes, right? Oh I think Jamie, it may be a little bit of a style thing. I mean, who knows. We are both seeing the same things in the market. I think what we’re — what I’m trying to say — what we are trying to say is that we do still see steady improvement. All right.

If you were to ask our people out in the field, they would tell you that in February and March, they were kind of feeling hmm, is this thing really moving in the right direction. Candidly, in the last I’d say three to four weeks, our people are feeling really good again. So I think it’s a little bit — I do think there was a little bit of caution out there. I mean if we’re all honest with each other, let’s face it, I think January, February and March, there were a lot of events that occurred in the world. I do think there were some companies that stepped back and took a bit of a pause and said you know — what does this all mean?

But what we are beginning to see, particularly in the course of the last three to four weeks, is that things are normalizing. Things are moving in a good direction, and we’re seeing it in the overall market.

So you asked the question what markets are a little bit squishy? What markets feel good? I mean it’s all the same suspects that we’ve been talking about and I would add probably a few more. I mean LA is doing great in the United States. I’d say San Francisco is starting to roar back. Toronto still feels good . Washington DC feels good. Houston feels really good. If you go to Europe,

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basically I’d just mention that central Europe is definitely coming back. We’re really good and feeling great about France and Germany.

I mentioned a few markets that we don’t feel as good about. And frankly we feel pretty doggone good about Tokyo and Osaka because I’ve got to tell you, I’d say that we’ve had more inquiries than we have ever had in Japan in just the last 30 days . There are a lot of people that are out there that are in structurally unsound buildings right now and I think that’s going to drive our development.

So, yes is it still a little bit patchy? Sure it is. And these things don’t cure themselves in one or two quarters. But if you were to ask us, do we feel better today than we felt at the end of the fourth, and frankly, at the end third quarter? I’d say absolutely yes. I think there’re a few months of pause, and I think it is moving back in the right direction at this point in time.

I would also say don’t read too far into first quarter numbers. Look at what happened to us last year and prior years. First quarter’s always low and leasing activity in general is always somewhat off in the first quarter and that it is what it is.

But overall we feel very good about where things are heading.

Operator:	Your next question comes from the line of Brendan Maiorana from Wells Fargo. Your line is now open.

Brendan Maiorana:	Thanks, good morning. I had a question on the development pipeline. First, if you guys could just refresh my memory in terms of the $800 million to $1 billion of development starts? How much of that do you expect to be, built to suit versus spec? And then second, has there been any change in terms of the expected yields that you’re looking for on the development projects given that it appears cap rates have certainly compressed a little bit and financing rates remain low?

It sounded like on the European projects that were started during the quarter, the $15 million of value creation potential, was probably in line with where

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you were previously. So, just interested if there’s been any change in development yield?

Walt Rakowich:	Yes, let me — I’m going to have Mike Curless talk a little bit about the $800 million to $1 billion. And then I’ll — you know I’ll address some of the yields and the value creations, the comment that I had made.

Mike Curless:	Thanks Walt. As Walt mentioned we feel real good about our guidance of $800 million to $1 billion range. And I think the easy way to look at it is to break it up into three regions. Over 90% of that total volume is pretty equally split between Europe and Japan in terms of our expected volume there. As we mentioned before with $100 million in starts in Europe we’re well under way to our target there in Europe and have a good pipeline of activity behind that.

In Japan, the other 45%, we’ve got four — as you know the projects in Japan are much larger in size, more expensive per square foot — we’ve got four very significant projects that we feel very positive about for this year. Two are build-to-suits with LOIs and the other two are spec buildings that we have been working on for quite some time and have high expectations to see those coming out of the ground this year. So 90% of that pipeline is in our opinion in really good shape.

Then the balance, the 10% is in North America — albeit the smallest piece of the pie, still important part of the pie. As Walt mentioned, starts in general in North America are a bit slow in the first quarter. We’re seeing that too on our end. But our history has shown that our North American volume tends to be back end loaded and we’re confident we’ll see some good results there too. Our pipeline is starting to fill up there with respects to build-to-suits.

Walt Rakowich:	Yes and I just to echo that I feel, it might sound odd to everybody on the phone, but I feel really, really good about Japan. On one hand, you’ve got a difficult situation, but on the other hand you’ve got a lot of inquiries that are coming in. We know that we will likely start new buildings.

But on the flip side of that, there may be a delay simply because there’s a lot of work that needs to happen in Japan that is much more important than

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ProLogis breaking ground on a building. Contractors are obviously busy. So we’ve got to get through that on a timing perspective, but I candidly feel really good about ultimately starting some buildings in Japan given the tremendous interest we are seeing now.

As it relates to the yields, Brendan, yes, I think we’re starting to get back to a somewhat normal situation where we would expect somewhere in the neighborhood of 15% margins on our development. Cap rates have obviously compressed throughout the world. That’s been the good news for us.

Obviously, we have taken an impairment, or I should say a series of impairments, over the last couple years on our land. So the basis of the land is much more skewed to a market price today. There are going to be some pieces we have, some land that we did not identify for sale that we are holding for long term hold on our balance sheet, that we could not technically take a write down on. So there may be some deals that come through in the future where it doesn’t appear to be value creation because of the old land basis that’s there. But right now, in the aggregate, everything we’re doing is showing a positive value creation. We feel pretty good about sort of our land basis and moving forward in the in developing as we have in prior years.

Bill Sullivan:	And I’d just add the last piece that is big picture, or ball park, you should assume that about 33% of our starts this year are probably targeted spec versus build to suit. And that could come in a little higher on the spec side, with the focus on the Japan activity.

Operator:	Your next question comes from one of David Harris from Gleacher. Your line is open.

David Harris:	Yes, thank you, good morning. Walt, just to elaborate a little bit more on the question on land and the write downs. Do you have any more clarity, as you sit here today, having worked through what you’ve done in terms of merger about potential write downs associated with the merger, in particular with regard to land?

Walt Rakowich:	Yes, David, I don’t think so. I think we feel pretty dog gone good about where the values are. To be candid with you, we have some data points. You

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know we didn’t — I think we had in the supplemental that we only sold $9 million of land in the first quarter. However, one of things that that doesn’t show is that with the Catellus merger, there’s somewhere in the neighborhood of $60 to $70 million of land that also got closed, but we lumped that into the overall Catellus closing ...

Bill Sullivan:	About $37 million ...

Walt Rakowich:	$37 million, excuse me, in the first quarter. The rest will be in the second quarter so we are actually selling land. But one of the things I do have visibility into is that we’ve got a number of transactions now on the land side that we think we will be selling in the course of the next one to three quarters. Offers that have come in.

So I’d say two things. One, we are seeing a lot more activity interestingly enough — some from the governmental agencies and like, but also from developers. I think that’s a good sign. But anyway, there is more land that people are willing to buy.

The other thing, and probably the more important thing, is that the data points we’re seeing in terms of the offers are either at or slightly in excess of where we had written the land down to. I mean in some cases it may be slightly less but on the aggregate I’d say we feel like the number that we wrote the land down to parcel by parcel so far all the comps are proving it out.

I have no reason to believe that the land prices are going to go down from here. I believe they’ll go up. So we don’t have any intended land write-down as a result of the merger, at least on the ProLogis side. I can’t speak to the AMB side but on the ProLogis side we feel pretty doggone good about where our balance is.

Operator:	Your next question comes from the line of Steve Sakwa from the ISI Group. Your line is now open.

Steve Sakwa:	Good morning. I was wondering Walt, if you or Bill could just address kind of the rent roll-downs for the balance of the year and as you look out into 2012, what do you expect given your views of leasing?

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Walt Rakowich	Yes. You want me ...

Bill Sullivan:	OK.

Walt Rakowich:	I’ll take it. I’ll answer and then maybe Gary can comment as well. I’ll give a quick comment Steve. I’d say the rent rolldowns, if market rents didn’t move at all, we would still have a year or two probably to mark — probably to rent rolldowns in a declining fashion. OK. A declining — excuse me — an improving fashion. Yes.

One of the things we’re beginning to see in some markets is we’re beginning to see market rents actually begin to rise — albeit at a modest pace. So if I were a betting man, I would bet that we will see single digit rent rolldown this year. I think we’ll see period of time of no rent rolldowns next year or it may be really low single digit negative or maybe even single digit, really low positive next year. OK? But I think it will improve substantially over the course of the next 12 to 18 months. Having said that, I think we’ve been very consistent with you guys in telling you that our expectation each year we’ll see negative rolldowns. Again I believe they’ll be single digits.

Gary Anderson:	Yes, I mean generally speaking rents, concessions and lease terms have all stabilize across our markets around the world. We’ve talked about this being on a market-by-market basis. We said generally speaking the net effective rents we expect over the course of 2011 and 2012 to be flat to up moving in the right directions. So I don’t think there is any real new news here.

Operator:	Your next question comes from the line of Michael Mueller from JP Morgan. Your line is now open.

Ralph Davies:	Hi. Good morning. It’s Ralph Davies on the line with Mike. I was just hoping you might be able to provide some details in terms of the components of Catellus portfolio that didn’t close. And just in terms of expectations when it will end up closing.

Bill Sullivahn:	Yes. Hi. Mike, do you want to ...

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Mike Curless:	Sure. Ralph we closed in the first quarter some $353 million worth of the Catellus acquisition, or I’m sorry, disposition. And then we have basically $130 million left to close. Of which a good portion of that closed last week, we expect the balance of that to be closed safely in the second quarter.

Bill Sullivan:	Yes, I think it’s probably closer to $150 million but a big piece of that was LA Union Station, which closed last week. And the rest of it is unrelated to issues relative to TPG. The issues predominantly focused on, there are a whole host of parcels that have rights of first refusal. And so those are being acted on in large part by the parties that have the rights. And so those will close through the quarter, through Q2. We expect to have virtually 100% of it closed by the end of the second quarter.

Walt Rakowich:	Operator, we’ll take two more questions. Thank you.

Operator:	Your next question comes from the line of Dave Rogers from RBC Capital Markets. Your line is now open.

Dave Rogers:	Good morning, thank you. You know Walt, I think you guys have made a lot of comments, I guess geographically, about how the portfolio is performing and clarified a lot of the comments that you made in the press release. But going back to the acceleration of inventory comments and no speculative development, are there subsets of the market, not geographically, but perhaps tenants or sizes that are driving a little incremental concern or keeping pricing weaker than they should be at this point in time with no speculative development? If you can give color around those two points, that would be great.

Walt Rakowich:	Well, I think Dave that there always are segments, sort of submarket segments, of the markets that might be a little bit weaker than others. So, it would be hard for me to put my finger on one broad statement that I could make either for the United States or for the world in that regard.

I will say this, which I think is really interesting. I mean statistically, if you look at it, starts are not really picking up meaningfully. I actually expected that we would see more speculative starts this year. Who knows, maybe we

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will in the second half of the year. But starts have actually been quite slow in the U.S. over the course of the last couple quarters. As I mentioned, the deliveries in the first quarter, we track in the markets we’re in, we’re only 2 million feet. So annualize that and you’re at 8 million feet. That’s just off the chart in terms of low.

Now the starts, interestingly enough, in Europe in the first quarter were somewhere in the neighborhood of 10 million square feet. And that should give you a better understanding Europe. Europe does not have the amount of good product up that you have in the United States. And so frankly, you’re going to see developers starting more. Now, over 80% of that was build to suit. So you don’t have a lot of spec starts that are really happening in Europe but you are having the reconfiguration that we talked about that is driving development demand. I think that’s going to continue.

But for the most part I don’t think we’re going to see much speculative development here for the next 12 months. And that’s about all I can look out. So you know any sort of softness that we see in the market will be completely soft because of demand not because of what we see in terms of new product coming online.

Gary Anderson:	But turning that around a little bit, if you think about what customer segments are actually taking new space — we track that — if you take a look at the last five quarters, clearly the 3PL segment is always taking space but you need to go a level beyond that. If you look at those customer segments that are taking much more — it’s the discounters, the super markets, the convenience stores, that makes perfect sense because in a recession folks go to the cheaper places to buy goods.

Also within that category, you’ve got internet retailers who have taken a tremendous amount of space over the course of the last five quarters. And paper and plastics companies, which makes sense as inventories are increasing, as trade levels are increasing across the world. So, I think that you can expect continued demand from those customer segments. And ultimately those will drive our business and build to development.

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Walt Rakowich:	Dave, I hope that answers your question. Operator, I can take one more.

Operator:	Your last question comes from the line of Chris Caton from Morgan Stanley. Your line is now open.

Chris Caton:	Hi. Just wanted to follow-up on development in Japan, what is your capacity to build there? If I’m looking at 10-K right, it looks like you have about — is it 52-arces and about $163 million in land. And if so, what type of pipeline does that support.

Walt Rakowich:	Yes, that’s a great question. I’m actually glad you asked that. You’ll notice that we actually did make a land purchase this quarter and that should not be signal to everybody that we’re going to go out and buy a bunch of land. But the fact of the matter is there are areas of the world where we want to continue to grow our development business and where we are land short. Now $163 million of land may not — or might sound like a lot, but in Japan, that’s really only three or four sites. It’s not a lot and it can be chewed up very quickly through development, which we think we’ll probably chew up a lot of it this year. So we are, if you will, land light in Japan and frankly it is difficult to be land heavy in Japan just because of how expensive it is.

So I think you’ll find that we will over the course of the next year to two or three years, we will continue to buy land in Japan on an as needed basis, but we will inventory very little of it. In other words, as we buy it, we’ll be putting it into production as opposed to holding on to it and inventorying it. So that’s a great observation and as I said, I think the $163 million probably gets chewed up in three or four deals. It would be virtually zero after that.

Bill Sullivan:	That’s pretty consistent. I mean going back a year ago now, we’re talking about our land bank and trying to give you guys a heads up that if we were ever going to start buying land, in the near future, it was going to be in Japan because we were laying constraint.

Walt Rakowich:	I would just like to say and I want to echo what Bill said before we hang up. I think all of you — most of you at least have worked with Melissa, Robbin and Rosie and the team and I think they are just absolutely the best IR team in

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REIT land certainly and perhaps in the world. I really do. And I think all of you would agree. So if you could all over the course of the next couple of weeks, give them a call, give them a pat on the back. I think they know what job that they’ve done but it’s always nice to hear from others. I’d just like to say thank you. Congratulations guys for an unbelievable run. You’ve done a terrific job and I will miss you as my partner. Thank you so much.

And operator, I think we can end the call.

Operator:	Thank you for participating in today’s ProLogis first quarter earnings conference call. This conference call will be available for replay beginning today at 11:00 am Eastern Standard time to 11:59 p.m. Eastern Standard time on Thursday, May 5, 2011.

To access this replay, you may dial 1-800-642-1687 domestically or area code 706-645-9291 internationally. The replay pass code is 53819903. Again that replay pass code is 53819903.

Thank you. You may now disconnect.
END

     In connection with the proposed transaction, AMB Property Corporation (“AMB”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of ProLogis and AMB that also constitutes a preliminary prospectus of AMB. AMB and ProLogis also plan to file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not been declared effective by the U.S. Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS AS AND WHEN THEY ARE FILED WITH THE SEC, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMB with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at (415) 394-9000. Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at (303) 567-5690.
     AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011 and definitive proxy statement filed with the SEC on March 23, 2011. You can find information about ProLogis’ executive officers and directors in ProLogis’ Annual Report on Form 10-K filed on February 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants are included in the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
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